Exhibit 99.24

California Department of Food and Agriculture 1220 N Street Sacramento, CA 95814 CANNABIS CULTIVATION LICENSE Legal Business Name: Valid: G&K Produce LLC 02/21/2021 to 02/20/2022 Main Premises APN: License Number: Santa Barbara County - 005-280-040 CCL18-0001652 Main Premises Address: License Type: Adult-Use-Small Mixed-Light Tier 1 3561 Foothill Road Carpinteria, CA 93013 Additional Premises APN(s): Additional Premises Address(es): ---- POST IN PUBLIC VIEW ---- ---- NON-TRANSFERABLE ---- Page 1 of 1